UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67530 / July 30, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14858

In the Matter of **LocatePlus Holdings Corporation** **Respondent.**	**ORDER MAKING FINDINGS AND IMPOSING REMEDIAL SANCTIONS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

On April 30, 2012, the Securities and Exchange Commission ("Commission") instituted administrative proceedings pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against LocatePlus Holdings Corporation ("LocatePlus" or "Respondent").

II.

In response to these proceedings, Respondent has submitted an Offer of Settlement ("Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Imposing Remedial Sanctions and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds[1] that:

A. RESPONDENT

1.	LocatePlus (CIK No. 0001160084) is a Delaware corporation located in Beverly, Massachusetts that provides online access to public record databases for investigative searches. LocatePlus has a class of securities that is registered with the Commission pursuant to Section 12(g) of the Exchange Act and, until trading was suspended on April 30, 2012, was currently quoted under the symbol LPHCQ.PK on OTC Link operated by OTC Markets Group Inc. LocatePlus' fiscal year ends on December 31 and it files as a smaller reporting company. On June 17, 2011, LocatePlus filed a Form 8-K reporting that it and its subsidiaries had filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Massachusetts.

B. MATERIAL DEFICIENCIES AND DELINQUENT FILINGS

1.	Respondent is delinquent in its periodic filings with the Commission. In particular, LocatePlus filed a materially deficient Form 10-K for the 2010 fiscal year, filed a materially deficient Form 8-K on May 3, 2011, and filed a materially deficient Form 10-Q for the first quarter of 2011. In addition, LocatePlus failed to file Forms 10-Q for the second and third quarters of 2011.

2.	On April 14, 2011, LocatePlus filed a Form 10-K that contained financial statements for the fiscal year ended December 31, 2010. The financial statements contained in this Form 10-K are unaudited and the filing was materially deficient because Respondent's independent accountant issued a qualified audit opinion on those financial statements.

3.	On May 3, 2011, LocatePlus filed a Form 8-K to report a change in its independent accountant. This filing was materially deficient because Respondent failed to address certain items required by Regulation S-K Item 304, which pertains to mandatory disclosures when reporting changes in and disagreements with accountants on accounting and financial disclosure. Specifically, LocatePlus did not provide any information in the Form 8-K concerning whether it had (i) any disagreements with its terminated accountant, (ii) any reportable events that had occurred between the date of its last audited financial statements and the date it terminated its prior accountant, or (iii) any consultations with its new independent accountants about any such disagreements with the prior accountants or any reportable events.

4.	On May 6, 2011, LocatePlus filed a Form 10-Q to report its financial results for the first quarter of 2011 (the quarter ended March 31, 2011) that compared current financial results with those from fiscal 2010, which were unaudited. This filing was materially deficient

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

because Respondent's independent accountant did not review the filing in conjunction with audited financial statements for the prior fiscal year.

5. To date, the deficiencies in the Form 10-K filed on April 14, 2011, Form 8-K filed on May 3, 2011, and Form 10-Q filed on May 6, 2011 have not been cured.

6. LocatePlus is delinquent in filing its other recent required periodic reports since the Form 10-Q for the quarter ended March 31, 2011.

7. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), Rule 13a-11 requires issuers to file current reports (Form 8-K), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

8. Section 13(a)(2) of the Exchange Act requires annual reports to be certified by independent public accountants if required by the rules and regulations of the Commission.

9. Rule 8-02 under Article 8 of Regulation S-X requires smaller reporting companies following the end of their fiscal year to file an audited balance sheet, and statements of income and cash flows.

10. Rule 8-03 under Article 8 of Regulation S-X requires smaller reporting companies to file interim financial statements with a balance sheet as of the end of the issuer's preceding fiscal year.

11. Items 304(a)(1)(iv) and 304(a)(1) (v) of Regulation S-K require a reporting company to disclose, when reporting a change in its independent accountant, whether there were any disagreements or reportable events for the two most recent fiscal years, or any subsequent interim period, before the termination of the prior independent accountant.

12. Item 304(a)(2) of Regulation S-K requires a reporting company to disclose, if it engaged a new independent accountant within the company's two most recent fiscal years, or any subsequent interim period, information about certain consultations with its newly-engaged accountants, including consultations about disagreements with the company's former accountants and reportable events.

13. As a result of its violation of Rules 8-02 and 8-03 of Article 8 of Regulation S-X and Items 304(a)(1)(iv), 304(a)(1)(v) and 304(a)(2) of Regulation S-K, Respondent failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11 and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary